02020230
NO ACT
P.E. 2-21-2002
8-12987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

February 27, 2002

Act	Securities Exchange Act of 1934
Section	815
Rule	15c3-3
Public Availability	3/13/02

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

Mr. Rene R. Echiverri
Assistant Vice President
Manager, Street Settlement Department
Wedbush Morgan Securities
1000 Wilshire Blvd.
Los Angeles, CA 90017

Re: Application to Establish an Omnibus Account

Dear Mr. Echiverri:

We have received your letter dated February 21, 2002, in which you request on behalf of Wedbush Morgan Securities ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about March 1, 2002, the Applicant will begin clearing the customer accounts of Globalink Securities, Inc., which currently clears its customer accounts through Investec Ernst & Co. ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Melissa Richardson, NYSE

TKM/mbs

Monday

1000 WILSHIRE BOULEVARD | LOS ANGELES | CALIFORNIA 90017-2466
P.O. BOX 30014 | LOS ANGELES | CALIFORNIA 90030-0014
MEMBER NEW YORK STOCK EXCHANGE
www.wedbush.com

1

WEDBUSH MORGAN SECURITIES
Investment Bankers for Entrepreneurs℠

(213) 688-8000

February 21, 2002

Division of Market Regulation
Securities and Exchange Commission
450 5th Street NW
Mail Stop 1001
Washington, DC 20549

Attn: Tom McGowan, Assistant Director

Reference: Special Omnibus Account Application
As Control Location Pursuant to SEC Rule 15c3-3

Dear Mr. McGowan:

On Friday, March 1, 2002, Wedbush Morgan Securities and Investec Ernst & Co. for the benefit of Globalink Securities, Inc. will enter into an omnibus relationship to facilitate the transfer of customer accounts in bulk.

Wedbush Morgan Securities hereby applies to have the Special Omnibus Account between itself and Investec Ernst & Co. approved as a good control location pursuant to SEC Rule 15c3-3, paragraph (c) (2).

Wedbush Morgan Securities hereby represents the following:

1) The books and records of Wedbush Morgan Securities will reflect the customer securities positions and money balances previously held by Investec Ernst & Co. for the benefit of Globalink Securities.

2) The books and records of Wedbush Morgan Securities will reflect that the customer securities not yet transferred to it are located in the Special Account at Investec Ernst & Co. for the benefit of Globalink Securities; and

3) Wedbush Morgan Securities will assume the responsibility to clear all transaction in the customers accounts being transferred.

Attached is a copy of the written assurance that: (1) for purposes of Rule 15c3-3, Investec Ernst & Co. for the benefit of Globalink Securities shall treat the Special Omnibus Account as a customer account and the customer securities maintained in the Special

Omnibus Account as fully-paid securities; and (2) Globalink Securities for the benefit of Investec Ernst & Co. shall promptly deliver the securities to Wedbush Morgan Securities.

You may contact me at (213) 688-4309 or e-mail Rene.Echiverri@Wedbush.com

Thank you for your prompt attention to this matter.

Sincerely,

Rene R. Echiverri
Assistant Vice President
Manager, Street Settlement Department

WEDBUSH MORGAN SECURITIES
1000 WILSHIRE BLVD.
LOS ANGELES, CA 90017
(213) 688-4309

FACSIMILE TRANSMITTAL SHEET

TO: Tom McGowan	FROM: Rene Echiverri
COMPANY: SEC Division of Market Regulation	DATE: 02/21/02
FAX NUMBER: (202) 942-9553	TOTAL NO. OF PAGES INCLUDING COVER: 3
PHONE NUMBER: (202) 942-4886	SENDER'S REFERENCE NUMBER:
RE: Special Omnibus Account Application As Control Location Pursuant to SEC Rule 15c3-3	YOUR REFERENCE NUMBER:

☐ URGENT X FOR REVIEW ☐ PLEASE COMMENT X PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	6162
CONNECTION TEL	
CONNECTION ID	
ST. TIME	02/21 17:58
USAGE T	00'51
PGS.	3
RESULT	OK